PREMIUM NICKEL RESOURCES LTD.

ANNOUNCES CLOSING OF FINANCING TRANSACTIONS TOTALLING
APPROXIMATELY CAD$34 MILLION

Toronto, Ontario, June 28, 2023 - Premium Nickel Resources Ltd. (TSXV: PNRL) (OTCQX: PNRLF) ("PNRL" or the "Company") is pleased to announce that it has closed its previously announced financing with Cymbria Corporation (TSX:CYB) ("Cymbria"), EdgePoint Investment Group Inc. and certain other entities managed by it ("EdgePoint"), for aggregate gross proceeds of CAD$33,999,200. The financing included three concurrent and inter-conditional transactions (collectively the "Financing Transactions") comprised of an equity offering of units, a three year term loan and options to acquire a 0.5% net smelter returns royalty on the Company's Selebi and Selkirk mines in certain circumstances upon payment of further consideration (see news release dated June 13, 2023).

As a result of the Financing Transactions, Cymbria and certain other funds managed by EdgePoint (the "Financing Parties") have acquired 14,772,000 common shares of the Company ("Shares"), representing approximately 10.9% of the Company's issued and outstanding Shares. The Financing Parties also acquired on closing an aggregate of 5,324,000 warrants with a three year term and an exercise price of CAD$1.4375 which, if exercised, together with the Shares acquired at closing would result in the Financing Parties holding approximately 14.2% of the Shares in the aggregate (calculated on a partially-diluted basis).

Immediately following closing of the Financing Transactions, the Company prepaid all principal and interest owing by the Company under its promissory note in favour of Pinnacle Island LP.

The Company is preparing for an extensive surface and underground drilling campaign with a focus on defining National Instrument 43-101 ("NI 43-101") compliant resources, including drill testing of high-conductance electromagnetic ("EM") targets situated along the down-plunge extension of the Selebi North mineralization. The deepest of these drillholes, designed to evaluate the down-plunge area, will specifically target the sources of the EM anomalies identified during the Company's 2022 drilling program. These anomalies are located south of the Selebi North mineralization and this drilling is expected to provide evidence that the known Selebi and Selebi North ore bodies are part of the same mineralized horizon.

All securities issued in connection with the Financing Transactions are subject to a hold period of four months plus a day from the date hereof and the resale rules of applicable securities legislation and policies of the TSX Venture Exchange. Fort Capital Partners acted as financial advisor to PNRL on the Financing Transactions and was paid cash fees by PNRL of 5.0% of the gross proceeds of the equity portion of the Financing Transactions and 2.5% of the gross proceeds of the term loan portion of the Financing Transactions, plus applicable taxes.

About Premium Nickel Resources Ltd.

PNRL is a mineral exploration and development company that focuses on discovering and advancing high-quality nickel, copper and cobalt resources. We are driven by our belief that the demand for these metals will continue to grow in the medium to long term, as a result of global urbanization and the increasing adoption of electric motors over internal combustion engines. These metals are vital for achieving a low-carbon future.

Our global strategy is to identify the most promising Ni-Cu-Co-PGE projects and acquire or invest in opportunities that offer high prospectivity in mining friendly jurisdictions located in low-risk countries with supportive foreign investment and resource acts and strong rule of law. Our portfolio includes various projects (Botswana, Greenland, Canada and Morocco) that complement our flagship Selebi Ni-Cu-Co sulphide mine located in Selebi-Phikwe, Botswana.

PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders. Our skilled team has worked over 100 projects collectively, accumulating over 400 years of resource discoveries, mine development and mine re-engineering experience on projects like Selebi and Selkirk. PNRL's team members have on average more than 20 years of experience in every single aspect of mine discovery and development, from geology to operations.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President Business Development

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation based on expectations, estimates and projections as at the date of this news release. The words "will", "plan", "potential", "expect", "could" and similar expressions identify forward-looking information. The forward-looking information in this news release includes statements relating to: the use of proceeds by the Company from the Financing Transactions; PNRL's plans and timeline to re-develop the Selebi and Selkirk mines and the drilling planned by PNRL; PNRL's plans to establish mineral resource or mineral reserve estimates in accordance with NI 43-101 for each of the Selebi and Selkirk mines; PNRL's possible acquisition of adjacent consolidating mineral and property rights; the expected benefits from resuming production at the Selebi mine or Selkirk mine; and other statements that are not historical facts. Forward-looking information involves risks, uncertainties and other factors that could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Although the Company believes that the expectations reflected in the forward‐looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking information made in this news release concerning the Company, see: (i) the section entitled "Risks and Uncertainties" in the most recent management discussion and analysis of the Company; and (ii) the risk factors outlined in the filing statement of the Company dated July 22, 2022, both of which are available electronically on SEDAR (www.sedar.com) under PNRL's issuer profile. The forward‐looking statements set forth herein concerning the Company reflect management's expectations as at the date of this news release and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.